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SEC FILE NUMBER
8-34645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PARK CITY CAPITAL INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

261 OLD YORK ROAD SUITE 823A
(No. and Street)

JENKINTOWN	PA	19046
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEVEN A SEGAL	215-517-5700	SSEGAL@PARKCITYCAPITAL.NET
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ROMEO & CHIAVERELLI, LLC CPA
(Name – if individual, state last, first, and middle name)

ONE BALA AVENUE SUITE 234	BALA CYNWYD	PA	19004
(Address)	(City)	(State)	(Zip Code)

09/01/2009	3721
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN A. SEGAL, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PARK CITY CAPITAL INC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer:

Commonwealth of Pennsylvania - Notary Seal
CLIFTON R. OAKLEY, Notary Public
Philadelphia County
My Commission Expires April 9, 2023
Commission Number 1232028

Signature: Steven A. Segal

Title:
PRESIDENT ,CEO, CCO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PARK CITY CAPITAL, INC.
The Pavilion, Suite 823A • 261 Old York Road • Jenkintown, PA 19046 • Phone (215) 517-5700 • Fax (215) 517-6645 • www.parkcitycapital.net

FINANCIAL STATEMENTS

As of DECEMBER 31, 2021

PARK CITY CAPITAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2021

PARK CITY CAPITAL, INC.

DECEMBER 31, 2021

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Park City Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Park City Capital, Inc.(the "Company"), as of December 31, 2021, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2001.

Brown & Chlebo, LLC CPA's

April 21, 2022

Bala Cynwyd, PA 19004

PARK CITY CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2021

ASSETS

Assets		
Cash and Cash Equivalents	$	22,113
Prepaid Expenses		4,878
Deferred Tax Asset		36,058
Total Assets	$	63,049

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts Payable & Accrued Expenses	$	12,550
Total Liabilities		12,550
Stockholder's Equity		
Common Stock, $.01 Par Value; 100,000 shares authosized 30,100 shares issued		400
Additional Paid In capital		155,682
Retained Deficit		(105,583)
Total Stockholder's Equity		50,499
Total Liabilities and Stockholder's Equity	$	63,049

The accompanying notes are an integral part of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021

REVENUES		
Mutual Fund Fees	$	4,043
Insurance		3,070
Private Placement Fees		11,200
Total Revenues		18,313
EXPENSES		
Commissions		7,840
Other Expenses		24,647
Total Expenses		32,487
Net(Loss) Before Income Tax Benefit		(14,174)
Deferred Income Tax Benefit		4,095
NET(LOSS)		(10,079)

The accompanying notes are an integral part
of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2021

SCHEDULE OF RETAINED DEFICIT

Beginning Retained Deficit	$	(95,504)
Net(Loss)		(10,079)
Retained Deficit		(105,583)

SCHEDULE OF ADDITIONAL PAID IN CAPITAL

Beginning Additional Paid In Capital	$	155,682
Additional Capital Contributed		0
Additional Paid In Capital		155,682

SCHEDULE OF COMMON STOCK

Common Stock		
30,100 shares at $.01 Par Value	$	400
Common Stock		400
Total Stockholder's Equity	$	50,499

The accompanying notes are an integral part of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net(Loss)	$ (10,079)
Adjustments to reconcile net(loss) to net cash used for operating activities	
(Increase) decrease in operating assets:	
Accounts receivable	230
Prepaid expenses	(141)
Other assets	3,820
Deferred tax asset	(4,095)
Increase(decrease) in operating liabilities	
Accounts Payable & Accrued expenses	5,050
Total Adjustments	4,864
Net cash used for operating activities	(5,215)
Cash flows from financing activities:	
Loans and receivables forgiven by shareholder -	4,230
Net cash provided by financing activities	4,230
Net decrease in Cash and cash equivalents	(985)
Cash and cash equivalents at the beginning of year	23,098
Cash and cash equivalents at end of year	$ 22,113

The accompanying notes are an integral part
of these financial statements

PARK CITY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization

Park City Capital, Inc. was incorporated in the State of Delaware on February 8, 1985 for the purpose of acting as a securities broker-dealer. The Company is registered with the U.S. Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). Its' primary business is the sale of redeemable shares of registered investment companies, insurance annuity contracts to public customers and private placement agent fees.

Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Broker-dealers acting as mutual fund distributors may earn 12b-1 fees, paid by the fund to the broker-dealer to cover distribution expenses which encompass marketing and selling of fund shares.

Company and the CEO are registered producers of life insurance products in multiple states.

Additionally, the Company provided strategic advice for business development and capital fund raising.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provision of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" ("**ASC 740-10**"). ASC 740-10 Clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

As of December 31, 2021, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years ended December 31, 2017 to 2021 remain open for audit.

NOTE 2 - INCOME TAXES

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the difference between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

At December 31, 2021, the Company had net operating loss carryovers for federal income tax purposes of approximately $85,922.

Net deferred tax assets consist of the following components as of December 31, 2021:

Deferred tax assets:	$36,058

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $9,563 which was $4,563 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.312 to 1 as of December 31, 2021.

NOTE 4 - CAPITAL STOCK

On February 28, 1993, the Company adopted and filed an amendment to the Certificate of Incorporation authorizing 100,000 shares of capital stock with a par value of one cent ($.01) per share. Since that date, no other changes have occurred.

NOTE 5 – ASC 606 REVENUE RECOGNITION

The core principle under ASC 606 is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services.

The Company classifies its revenues into the following categories:

Mutual fund fees - The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Revenues from the sale of mutual fund products are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients in the form of 12b-1 payments and retrocessions. 12b-1 service fees are generally based on the average daily market value of client assets held in a company's mutual fund. 12b-1 fees are paid monthly or quarterly and are accrued using managements be estimate.

Insurance - The Company is appointed with several insurance companies that allow the Company to sell that company's products to clients resulting in a commission. Revenues from the sale of insurance products are recognized as received. The Company also earns service fees for providing certain on going operational support and marketing support for that company's products. Service fees are paid monthly or quarterly and are recognized as received.

Private Placement Fees - The Company provides services to small businesses that are attempting to raise capital. The Company's services are defined in the scope of the agreement between the Company and the business. The payment for services is also defined in the agreement.. The Company recognizes revenues related to private placement fees as earned and documented in the agreements.

NOTE 6 – ASC 842 LEASES

In accordance with ASC 842 - Leases, the Company should record a right-of-use asset and related lease liability on the statement of financial condition for leases in excess of one year. The Company does not maintain any leases as it shares space with a company under common control and pays an administrative expense for the space it occupies. The guidance provided by ASC 842 does not apply to the Company.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through April 21, 2022, the date of the filing of this report. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

Note 8 COMMITTENTS AND CONTIGENCIES

The Company can be subjected to regulatory inquires that results in assessment of fines or other sections. Management has determined as of the financial statement, no assessment of fines or other saved are expected to be imposed

SUPPLEMENTARY INFORMATION

PARK CITY CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I
AS OF DECEMBER 31, 2021

Total Stockholder's equity from		
Statement of financial condition	$	50,499
Deduct non-allowable assets:		
Prepaid expenses		4,878
Deferred income taxes		36,058
Total Deductions		40,936
Net Capital	$	9,563
Minimum Net Capital Required per 15c3-1 (a) (2)	$	5,000
Excess net Capital	$	4,563
Excess Capital at 1000%	$	3,745
Aggregate indebtness from statement of financial condition	$	12,550
Ration of aggregate indebtedness to net capital		1.312 to 1

PARK CITY CAPITAL, INC.
RECONCILATION OF COMPANY'S COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION SCHEDULE I
AS OF DECEMBER 31, 2021

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 8,580
Reverse excess 2020 retained earnings adjustment	983
Net Capital per the preceding	$ 9,563
Aggregate indebtedness, as reported in Company's Part IIA (unaudited) FOCUS report	$13,534
Reduction in accrued expenses	984
Aggregate indebtedness per the preceding	$12,550

PARK CITY CAPITAL, INC.
EXEMPTIVE PROVISIONS UNDER SEC RULE 15c3-3
SCHEDULE II
DECEMBER 31, 2021

The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Commission based on Section 15c3-3(k)(2)(i) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Park City Capital, Inc."

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
Park City Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which Park City Capital, Inc. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Park City Capital, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(i). SEC Rule 15c3-3(k)(2)(i) and Park City Capital, Inc. stated that Park City Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Park City Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Park City Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

April 21, 2022

PARK CITY CAPITAL, INC.
261 Old York Road, Suite 823A Jenkintown, PA 19046 (215)517-5700 www.parkcitycapital.net

EXEMPTION REPORT

Firm Assertions

We confirm, to the best of our knowledge and belief, that:

1. Park City Capital, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the calendar year January 1 2021 to December 31, 2021.

2. Park City Capital, Inc. met the identified provisions in SEC Rule 15c3-3(k)(2)(i) throughout the calendar year January 1, 2021 to December 31, 2021.

Sign: Steven A. Siegel Date:April 21, 2022

Officer: President and Chief Compliance Officer